Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Amendment No. 1 to Form S-4 of Black Elk Energy Offshore Operations, LLC (“BEEOO”) and related Prospectus of BEEOO and Black Elk Energy Finance Corporation for the registration of $150,000,000 of 13.75% Senior Secured Notes due 2015 of our report dated March 31, 2011 with respect to the consolidated financial statements of Black Elk Energy Offshore Operations, LLC and Subsidiaries as of December 31, 2010 and 2009, and for each of the years ended December 31, 2010 and 2009 and for the period from inception (January 29, 2008) to December 31, 2008.

We also consent to the references to our firm under the heading “Experts” in such Registration Statement.

/s/ UHY LLP

Houston, Texas

June 28, 2011